Otis Collection LLC
335 Madison Ave, 16th Floor
New York, NY 10017

June 17, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Jacqueline Kaufman

Re:
Otis Collection LLC
Offering Statement on Form 1-A
Filed May 6, 2021
File No. 024-11521

Ladies and Gentlemen:
Thank you for the comments of May 25, 2021 regarding the Offering Statement of Otis Collection LLC (the “Company,” “we,” “us,” or “our”). We appreciate the opportunity to respond to your comments. For your convenience, we have restated your comments below and have provided a response to each comment in turn.
Offering Statement on Form 1-A
Risk Factors
Risks Related to the Underlying Assets, page 19
1.
You use the words “digital assets” and “NFTs” interchangeably throughout the offering circular. With a view to improving clarity, please revise your risk factors to address any specific material risks associated with non-fungible tokens, or tell us why you believe such disclosure is not material. In addition, please address any material risks associated with digital art.
We have amended the offering circular to clarify when a reference should be to digital assets generally or non-fungible tokens (“NFTs”) specifically. Additionally, we have included additional clarifications and risk factors related to NFTs specifically.
With respect to the request to address any material risks associated with digital art, we note that we consider digital art not associated with an NFT to be outside the scope of the offering circular. However, we have amended the offering circular to include a risk factor regarding the value of digital art NFTs.
2.
We note you disclose on page 25 that “[t]he slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have an adverse material effect on the successful adoption of the tokens.” Please revise to clarify whether you are referencing the adoption of the ERC-721 token standard, or otherwise. Please elaborate on the connections between the successful adoption of the tokens, the value of the underlying digital assets and an investor’s investment in Series Collection Drop 004.
We have amended the offering circular to (a) bolster the noted risk factor, clarifying references to the adoption of the ERC-721 token standard, and (b) elaborate on the connections between the successful adoption of the tokens, the value of the underlying digital assets and an investor’s investment in a related series.

The Underlying Assets
The Series Collection Drop 004 Asset, page 48
3.
Please describe any material terms of the sales contract or smart contract underlying your purchase of the NFTs. For example, describe any licenses or rights acquired with the NFTs or any implications of the lack thereof, and whether any future sale of the NFTs on a secondary market would result in the creator receiving a proportion of the proceeds as a royalty.
We have amended the offering circular to describe the material terms of the smart contract underlying our purchase of the NFTs. We note that there was no sales contract.
4.
In your discussion of recent sales, please describe whether the recent sales were initial sales or secondary sales and on which marketplace they occurred.
We have amended the offering circular to indicate that the recent sales included are secondary sales that occurred on the Nifty Gateway marketplace.
As requested, we have responded by amending the offering statement and providing the responses above.
Should you have any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (843) 442-7908 or keith@otiswealth.com, or our counsel, Andrew Stephenson of CrowdCheck Law LLP, at (650) 906-9984 or andrew@crowdchecklaw.com.
Sincerely,

Otis Collection LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
      Keith Marshall
      General Counsel

cc:
Michael Karnjanaprakorn
Andrew Stephenson, Esq.